UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

	TABLE OF CONTENTS

Contents
EXPLANATORY NOTE		3
SIGNATURE		4

EXPLANATORY NOTE

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “Statement”). In the Statement, the SEC staff expressed its view that, under U.S. generally accepted accounting principles (“U.S. GAAP”), certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on SPACs’ balance sheets as opposed to equity. More recently, the SEC has indicated that this view extends to issuers using International Financial Reporting Standards as issued by the International Accounting Standards Board as the basis of accounting, and not only to those using U.S. GAAP.

In connection with the business combination with Far Point Acquisition Corporation (“FPAC”), following which Global Blue Group Holding AG (the “Company”) became a publicly traded company, outstanding warrants of FPAC were replaced with warrants (the “Warrants”) to purchase ordinary shares of the Company. Since their issuance on August 28, 2020, the outstanding Warrants have been accounted for as equity within the Company’s balance sheet.

After discussion and evaluation, the Company has concluded that the Warrants should be presented as liabilities, reported at fair value with subsequent fair value changes to be recorded in its financial statements at each reporting period.

On November 8, 2021, the audit committee of the board of directors of the Company concluded, after discussion with the Company’s management, that the Company’s consolidated financial statements as of June 30, 2021 and for the three months ended June 30, 2021 included in the Company’s Form 6-K filed with the SEC on September 3, 2021 (the “Form 6-K”) should no longer be relied upon due to changes required to reclassify the Warrants as liabilities to align with the guidance set forth in the Statement. The Company expects to file an amendment to the Form 6-K to revise its historical financial results as of June 30, 2021 and for the three months ended June 30, 2021.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-259200) of the Company and the prospectuses incorporated therein.

Cautionary Statements Regarding Forward-Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, statements regarding the Company’s intent to revise certain historical financial statements and the timing and impact of the Revision. These statements are based on current expectations on the date of this Form 6-K and involve a number of risks and uncertainties that may cause actual results to differ significantly. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2021

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer